March 18, 2020

Kenneth Tapp
Chief Executive Officer
Social Life Network, Inc.
3465 S Gaylord Ct., Suite A509
Englewood Colorado 80113

       Re: Social Life Network, Inc.
           Preliminary Information Statement
           Filed March 10, 2020
           File No. 000-55961

Dear Mr. Tapp:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement Filed March 10, 2020

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder
Matters, page 12

1. Please revise the beneficial ownership table to show the Class B shares held by Mr. Tapp.
Action 1: Increase the Total Number of Shares of Authorized Common Stock, page
14

2. We note that you currently have 310,128,893 shares of common stock issued and outstanding and an additional 1,434,423,529 shares reserved for specific purposes. Please revise this section to disclose, in tabular format, the number of shares of common stock that will be issued and outstanding, reserved for specific purposes (disclosing the purposes) and authorized but unreserved after the increase in your authorized shares.
3. With respect to your convertible loan agreements, we note that your outstanding convertible debt is convertible into common stock based upon a discount to the market price of your common stock at the time of conversion. So that shareholders may better
 Kenneth Tapp
Social Life Network, Inc.
March 18, 2020
Page 2
       understand the uncertain and dilutive effect of this debt, please disclose the following:

           The amount of outstanding convertible debt;
           The range of discounts from the market price that are used to determine conversion prices; and
           Whether or not there is a floor to the conversion price.

       Also, include a table that shows the number of shares that could be issued upon conversion based upon the current price and a price that is 25% higher and lower than the current price.
Action 2: Increase the Total Number of Shares of Authorized Preferred Stock, page 15

4. As you currently have no shares of preferred stock outstanding, please revise your disclosure to explain the reason for the increase in your authorized shares of preferred stock. Also, disclose if you have any plans or proposals to issue your preferred stock.
Action 3: Effect a Reverse Stock Split, page 17

5. Please disclose if after the reverse stock split, there will be a proportional decrease in the number of your authorized shares of common stock. If not, disclose the number of authorized shares that would be available for issuance if the reverse stock split ratio is 1 for 5,000 or 1 for 25,000.
Executive Compensation, page 28

6. Please update your summary compensation table to include compensation paid during the fiscal year ended December 31, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Kathleen Krebs,
Special Counsel, at (202) 551-3350 with any questions.



                                                               Sincerely,
FirstName LastNameKenneth Tapp
                                                               Division of
Corporation Finance
Comapany NameSocial Life Network, Inc.
                                                               Office of
Technology
March 18, 2020 Page 2
cc:       Frederick M. Lehrer
FirstName LastName